UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2022

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

We wish to inform you that in accordance with the Order dated August 26, 2022 in the matter of Scheme of Arrangement between Vedanta Limited (“the Company”) and its shareholders passed by the Hon’ble National Company Law Tribunal, Mumbai Bench (“Tribunal”) (“Order”), a meeting of the equity shareholders of the Company was held on Tuesday, October 11, 2022 at 3.00 p.m. (IST) through Video Conferencing (“VC”)/ Other Audio Visual Means (“OAVM”) (“Meeting”) and the business mentioned in the Notice convening the Meeting was transacted. The Company had also provided the facility to view proceedings of the Meeting to its equity shareholders.

In this regard, please find enclosed the following:

1.

Voting results of the Meeting as required under Regulation 44 of the Securities & Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”) as Annexure-I- Exhibit 99.1;

2.

Consolidated Report of the Scrutinizer dated October 12, 2022, for votes cast by the equity shareholders of the Company through remote e-voting and e-voting at the Meeting, pursuant to Section 108 of the Companies Act, 2013 read with Rule 20(4)(xi) and Rule 21(2) of the Companies (Management and Administration) Rules, 2014, as Annexure-II; Exhibit 99.2; and

3.	Summary of proceedings of the Meeting as required under Regulation 30 of Part-A of Schedule III of the SEBI Listing Regulations, as Annexure-III - Exhibit 99.3.

The Meeting commenced at 03:00 P.M. IST and concluded at 03:57 P.M. IST.

The voting results along with the Consolidated Scrutinizer’s Report are available at the registered office and corporate office of the Company, website of the Company at www.vedantalimited.com and on the website of National Securities Depository Limited (“NSDL”) at www.evoting.nsdl.com.

Exhibit 99.1: Voting results of the Meeting as required under Regulation 44 of the Securities  & Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”)

Exhibit 99.2: Consolidated Report of the Scrutinizer dated October 12, 2022, for votes cast by the equity shareholders of the Company through remote e-voting and e-voting at the Meeting, pursuant to Section 108 of the Companies Act, 2013 read with Rule 20(4)(xi) and Rule 21(2) of the Companies (Management and Administration) Rules, 2014

Exhibit 99.3: Summary of proceedings of the Meeting as required under Regulation 30 of Part-A of Schedule III of the SEBI Listing Regulations

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 12, 2022

VEDANTA LIMITED

By:	/s/ Prerna Halwasiya
Name:	Prerna Halwasiya
Title:	Company Secretary & Compliance Officer